

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2023

Stephen B. Grant
Assistant Corporate Secretary
JPMorgan Chase & Co.
383 Madison Avenue
New York, New York 10179

      Re: JPMorgan Chase & Co.
          Registration Statement on Form S-3
          Filed February 24, 2023
          File No. 333-270004

Dear Stephen B. Grant:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Madeleine Mateo at 202-551-3465 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Hui Lin, Esq.